AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 6, 1996.

                                                     REGISTRATION NO. ________

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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


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                                      FORM 10-SB

                     GENERAL FORM FOR REGISTRATION OF SECURITIES
                              OF SMALL BUSINESS ISSUERS
          Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                  ------------------


                                     KMG-B, INC.
                    (Name of Small Business Issuer in its charter)


               TEXAS                                      75-2404468
   (State or other jurisdiction of                     (I.R.S. Employer
    incorporation or organization)                     Identification No.)


                            10611 HARWIN DRIVE, SUITE 402
                                 HOUSTON, TEXAS 77036
                                    (713) 988-9252
     (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)


                                  ------------------


             Securities to be registered under Section 12(g) of the Act:
                             COMMON STOCK, $.01 PAR VALUE
                                   (Title of class)



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

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND OF THE COMPANY

    GENERAL

    KMG-B, Inc., a Texas corporation (the "Company") was incorporated in the State of Texas in 1992 under the name Water Point Manufacturing, Inc. as a wholly-owned subsidiary of Water Point Systems, Inc. ("Water Point"), a Texas corporation. Water Point was engaged in the business of selling water filtration systems for home and office use and designing, constructing and distributing water vending machines. The Company was formed to purchase component parts and assemble vending machines for Water Point. However, Water Point and the Company were unsuccessful in the water filtration business and they ceased operations late in 1994.

    BANKRUPTCY PROCEEDINGS; SUMMARY OF THE PLAN OF REORGANIZATION

    Water Point and the Company each filed a petition under Chapter 11 of the United States Bankruptcy Code on March 10, 1995 and June 30, 1995, respectively, in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Court"). The Court authorized the joint administration of both cases. On September 1, 1995, the First Amended Joint Plan of Reorganization was filed for Water Point and the Company by the official committee of unsecured creditors and the bankruptcy trustee. The First Amended Joint Plan of Reorganization was confirmed by the Court on October 10, 1995, modified by the Court on May 29, 1996 and clarified by it on September 12, 1996 (as modified and clarified, the "Plan").

    The Plan provided for the vesting of all the assets of Water Point and the Company in a liquidating trust administered by a trust committee and distribution of the proceeds to secured, priority and unsecured creditors.

    With respect to the Company, the Plan provided that the Company would remain in existence, although all capital stock outstanding as of the filing date of the bankruptcy petition was canceled. Under the Plan, the reorganized Company issued shares of its common stock, par value $.01 per share (the "Common Stock") to certain of its creditors. Creditors with allowed unsecured claims received a PRO RATA distribution of 40% of the newly-issued shares of Common Stock.

    The Company secured a post-petition loan in the amount of $20,000 from Halter Financial Group, Inc., a Texas corporation ("HFG"), to meet certain of the costs and expenses associated with the reorganization effort. Under the Plan, HFG received 60% of the shares of Common Stock in satisfaction of the $20,000 loan and for services to be rendered and expenses to be incurred by HFG in connection with an anticipated post-confirmation acquisition or merger transaction between the Company and a privately-held operating business.

    According to the Plan, the Company was discharged from any and all debts and liabilities that arose before October 23, 1996.

    In connection with the Company's bankruptcy proceedings, the Company's name was changed to W.P. Acquisition Corp.

    ACQUISITION OF KMG-BERNUTH, INC.

    The Company's initial business purpose was to seek an acquisition or merger transaction with an operating business with growth potential, whereby its shareholders would benefit by owning an interest in a viable business enterprise. Although the Company had no significant assets or operations, it possessed a shareholder base which made it an attractive acquisition or merger candidate to a privately-held corporation.

    In order to further its initial business purpose, on October 15, 1996 the Company acquired all of the issued and outstanding stock of KMG-Bernuth, Inc., a Delaware corporation ("KMG") formed in 1988, pursuant to a stock exchange agreement (the "Stock Exchange Agreement") dated September 13, 1996. In accordance with the Stock Exchange Agreement, the common stock of KMG was acquired from its former stockholders in exchange for 6,510,000 shares of Common Stock. After giving effect to a 1 for 1.5 reverse split of Common Stock outstanding immediately prior to the acquisition of KMG, the former stockholders of KMG became owners of approximately 93% of the issued and outstanding shares of Common Stock. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."

    In connection with the acquisition of KMG, the Company changed its name to KMG-B, Inc., the Company's sole officer and director resigned and the Company's shareholders elected the persons serving on KMG's board of directors as directors of the Company.

    Unless the context otherwise requires, references hereinafter to the "Company" shall mean KMG-B, Inc. and any of its subsidiaries, including KMG. All references hereinafter to share amounts reflect the 1 for 1.5 reverse split of Common Stock. The Company's principal executive office is located at 10611 Harwin Drive, Suite 402, Houston, Texas 77036 and its telephone number is (713) 988-9252.

CURRENT BUSINESS OF THE COMPANY

    GENERAL

    The Company manufactures, markets and distributes wood preserving chemicals to industrial customers engaged in the wood preserving business. The Company's principal products are pentachlorophenol ("penta"), creosote and sodium pentachlorophenate ("sodium penta"). The Company's customers use these products to treat wood products and then supply the treated wood products to end-users in a variety of industries, principally the railroad, utility and construction industries.

    The Company acquired a penta manufacturing and distribution business in 1988 from an affiliated company that had been engaged in the penta business since the early 1970's. The Company made several acquisitions after 1988 to expand its wood preserving product lines and distribution network. It acquired a creosote distribution business in early 1991 and a sodium penta distribution business late that same year.

    The Company's strategy is to continue to expand through acquisitions and internal development. The Company intends to seek, on a selective basis, acquisitions of businesses that have product lines that complement and expand its existing product lines, desirable new product lines, strategic distribution locations or attractive customer bases. The ability of the Company to implement its growth strategy will be dependent on its ability to identify, consummate and assimilate acquisitions on desirable economic terms, to successfully integrate new product lines and expand its existing product lines. There can be no assurance that the Company will be successful in implementing its growth strategy. Furthermore, the Company's ability to implement its growth strategy may be dependent to a certain extent upon obtaining financing for expansion, and there can be no assurance that financing will be available on acceptable terms.

    INDUSTRY OVERVIEW

    Wood preservative products are pesticides that prolong the useful life of treated wood by protecting the wood from mold, mildew, fungus and insects. The three primary chemicals used by the United States wood preserving industry are penta, creosote and chromated copper arsenate ("CCA"). Penta is used primarily to treat electric and telephone utility poles, creosote is used primarily for railroad cross-ties, bridge timbers and utility poles and CCA is used primarily for utility poles and lumber. Based on industry statistics available to the Company, wood preserving chemicals were used in the United States to treat approximately 578 and 634 million cubic feet of wood in calendar 1995 and 1994, respectively. CCA was used to treat approximately 78% of the wood in 1995 and 1994. Of the remaining 22%, creosote was used to treat approximately 16% and 15% in 1995 and 1994, respectively, and penta was used to treat 6% and 7% in 1995 and 1994, respectively.

    The Company currently supplies the United States wood treating industry with two of those three wood preservatives, penta and creosote. Penta and creosote are each supplied to the United States market by only a few companies. The Company is one of two companies that manufactures penta for distribution to the United States market. Furthermore, the Company believes that worldwide, there are only three other penta manufacturers. In addition, the Company is one of approximately six companies registered to supply creosote to the United States market. The Company is also one of the few companies that supplies sodium penta, a wood preserving product used primarily to treat freshly-cut lumber, to customers outside the United States. See "-Competition."

    PRODUCTS AND SERVICES

    PENTACHLOROPHENOL AND SODIUM PENTACHLOROPHENATE. Penta is formed through the reaction of phenol with chlorine. The Company manufactures penta in Matamoros, Mexico through KMG's subsidiary, Productos de Preservaion, S.A. de C.V. ("PPSA"), a Mexican maquiladora corporation. The Company arranges for the required phenol and chlorine to be supplied to PPSA, which in turn sells substantially all the penta it produces to the Company for sale and distribution to the Company's customers. As a by-product of the penta manufacturing process, the Matamoros facility also produces hydrochloric acid which is sold to distributors for use in the steel and oil well service industries in the United States and Mexico.

    The Matamoros facility produces both solid penta blocks and penta flakes. Those penta products are sold by the Company to its customers or made into a liquid solution of penta concentrate at the Matamoros facility or at the Company's blending and distribution facility in Tuscaloosa, Alabama. The penta liquid solution is then sold by the Company to its customers. In addition, a portion of the flaked penta is reacted with caustic soda to produce sodium penta. The Company sells the sodium penta, which is not registered for use in the United States, to customers outside the United States.

    CREOSOTE; DISTRIBUTION AGREEMENT WITH VFT AG. Creosote is produced by the distillation of coal tar, a by-product of the transformation of coal into coke. The Company markets and distributes creosote in the United States on an exclusive basis for VfT AG ("VfT"), a German corporation that the Company believes is among the world's largest manufacturers of creosote and other coal tar products. VfT is the primary supplier of creosote to the Company. VfT ships creosote from Europe to a public storage facility located in New Orleans, Louisiana. The creosote is then distributed by the Company to its customers in Alabama, Georgia, Louisiana, Mississippi and Texas.

    The Company's distribution agreement with VfT renews automatically each year but may be terminated by either party upon two years' notice. While the Company does not have any reason to believe that the distribution agreement will be terminated, there can be no assurance that the Company will be able to obtain a suitable alternative source of supply in the event of a termination. See "-Suppliers." The Company also purchases a limited quantity of creosote directly from United States manufacturers for distribution to its customers.

    SUPPLIERS

    The Company is dependent upon outside suppliers for all of its raw material requirements for its penta and sodium penta manufacturing operations and, therefore, is subject to fluctuations in the prices of such materials. The principal raw materials used in those operations are phenol, chlorine, solvent and caustic, each of which the Company purchases from a limited number of suppliers. The Company does not maintain supply contracts with any of its raw material suppliers. However, the Company believes that these raw materials are each readily available from a variety of sources and the loss of any of its raw material suppliers would not have a material adverse effect on its business, financial condition or results of operations.

    Most of the creosote sold by the Company is supplied by VfT. If the Company's contract with VfT were terminated, there can be no assurance that the Company would be able to obtain a suitable source of supply. The Company believes that the failure to obtain a suitable alternative source of supply in the event of such termination would have a material adverse effect upon its business, financial condition and results of operations.

    CUSTOMERS

    The Company sells its products to more than 80 customers on a regular basis. One customer accounted for approximately 10% of the Company's revenues for each of fiscal 1996 and 1995.

    MARKETING

    The Company markets its products in the United States through four employees and one independent commissioned sales agent. Outside the United States, the Company sells its products directly and through sales agency contracts in over 20 countries.

    COMPETITION

    The Company is one of only two companies producing penta for sale in the United States. The other company is Vulcan Chemicals, Inc. which is headquartered in Birmingham, Alabama and produces penta at its facility in Wichita, Kansas. The Company believes that Vulcan Chemicals, Inc. has larger sales volumes and greater financial and other resources than the Company. The Company's international competitors include suppliers from Mexico, China and India.

    The Company believes that there are six producers of creosote that sell the product commercially in the United States, the largest of which is Koppers Industries, Inc. located in Pittsburgh, Pennsylvania. Other companies that produce creosote for sale in the United States include AlliedSignal, Inc. and Reilly Industries, Inc. The Company believes that each of those three creosote producers have larger sales volumes and greater financial and other resources than the Company.

    Penta and creosote are pesticides that must be registered prior to sale under United States law. See "-Environmental and Safety Matters-Licenses, Permits and Product Registrations." As a condition to registration, any company wishing to manufacture and sell penta or creosote must provide to the Environmental Protection Agency substantial scientific research and testing data regarding the chemistry and toxicology of the products. That data must be generated by the applicant or the applicant must compensate other data providers for relying on their information. The Company believes that the cost of satisfying the data submission requirement serves as an impediment to the entry of new competitors in the United States market, particularly those with lesser financial resources. While the Company has no reason to believe that the licensing requirement will be discontinued or materially modified, there can be no assurances as to the effect of such a discontinuation or modification on the Company's competitive position.

    The Company believes that its ability to compete effectively is dependent upon providing its products at competitive prices, anticipating new markets and distribution channels for its products and maintaining a strong commitment to product quality and customer service.

    EMPLOYEES

    As of October 31, 1996, the Company had a total of 75 employees, all of whom are full-time employees. Nine of the Company's employees were employed at the Company's corporate offices in Houston, Texas, 60 were employed at the Matamoros facility and six were employed at the Tuscaloosa facility. None of the employees in the United States are represented by a labor union but 41 of PPSA's employees in Mexico are represented under a labor contract. The labor contract with
the Mexico employees is due for renewal in December, 1996.   The Company
anticipates that it will be able to renegotiate a labor contract with terms comparable to its existing agreement, although there can be no assurances that the Company will be able to do so. The Company believes that it has good relations with its employees.

    ENVIRONMENTAL AND SAFETY MATTERS

    The Company's operations are subject to extensive federal, state and local laws, regulations and ordinances in the United States and abroad relating to the generation, storage, handling, emission, transportation and discharge of certain materials, substances and waste into the environment, and various other health and safety matters. Governmental authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both. The Company believes that it is currently in substantial compliance with all such applicable laws and regulations. See "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company anticipates that the regulation of its business operations under federal, state and local environmental regulations in the United States and abroad will increase over time. The Company cannot at this time estimate the impact of increased regulation on the Company's operations, future capital expenditure requirements or the cost of compliance.

    UNITED STATES REGULATION. Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") and comparable state laws, an owner or operator of property from which releases of hazardous substances have occurred may be liable for investigation and remediation of any resulting contamination. In addition, the generator of hazardous substances may be responsible for all or a portion of any required investigation or remediation at offsite disposal locations. Under the Resource Conservation and Recovery Act, as amended ("RCRA"), a facility that treats, stores or disposes of hazardous wastes on-site may be liable for corrective action costs. In addition to CERCLA and RCRA, state laws and regulations may impose the same or broader liability.

    The Company's operations also are governed by laws and regulations relating to workplace safety and worker health, principally the Occupational Safety and Health Act and the regulations thereunder.

    MEXICO REGULATION. The Company's Matamoros facility and its operations in Mexico are subject to various environmental laws, regulations and ordinances promulgated by governmental authorities in Mexico. The Secretariat of Environment, Natural Resources and Fisheries (SECRETARIATE DE MEDIO AMBIENTE, RECURSOS NATURALES Y PESCA: "SEMARNAP") is given overall responsibility for environmental regulation in

Mexico. SEMARNAP's responsibilities include enforcement of Mexico's laws and regulations concerning air and water emissions and hazardous waste treatment, storage and disposal. SEMARNAP is given broad authority to enforce compliance with environmental laws and regulations and can require that operations be suspended pending completion of required remedial action.

    LICENSES, PERMITS AND PRODUCT REGISTRATIONS. Certain licenses, permits and product registrations are required for the Company's products and operations in the United States, Mexico and other countries in which the Company does business. Such licenses, permits and product registrations are subject to revocation, modification and renewal by governmental authorities. In the United States in particular, producers of pesticides such as penta and creosote are required to obtain a registration for their products under the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA") from the Environmental Protection Agency (the "EPA") in order to sell those products in the United States. Compliance with the registration system under FIFRA has had and will in the future have a material effect on the Company's business, financial condition and results of operations. The registration system requires an ongoing submission to the EPA of substantial scientific research and testing data regarding the chemistry and toxicology of pesticide products by manufacturers. Under an agreement reached with the other industry participant, the Company is responsible for its proportionate share of the research and testing costs pertaining to penta, based on its market share. The Company incurred expenses of approximately $552,896 in connection with the FIFRA research and testing program in fiscal 1996. Although a similar industry group funds a creosote research and testing program, the cost of that effort is borne by VfT.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The following table sets forth the Company's net sales along with certain financial data expressed as a percentage of net sales:

                                                    Year Ended July 31,
                                                   1996           1995
                                               -----------     -----------
Net sales....................................  $19,801,927     $16,401,205
Cost of sales................................          58%             66%
Gross profit.................................          42%             34%
Selling, general and
 administrative expense......................          20%             19%
Other expense, net...........................          --             (1)%
Income before taxes..........................          21%             14%
Provision for income taxes...................         (8)%            (5)%
Net income...................................          13%              9%

    SALES REVENUE

    Net sales for fiscal 1996 increased $3,400,722 over fiscal year 1995, a 21% increase. The increase in fiscal 1996 was due to unit price increases and to increased sales volume. Almost all the unit price increases, which accounted for approximately half of the 21% increase in net sales, came from sales of the Company's penta products in the United States. Prices for the Company's international sales of penta products were essentially unchanged from fiscal 1995. Creosote unit prices were largely unchanged from 1995 to 1996. However, creosote sales increased in volume in 1996, an increase that accounted for approximately half of the 1996 net sales increase. The Company believes that the price and volume of sales of penta and creosote products will be largely unchanged in fiscal 1997 and, therefore, does not expect that net sales in fiscal 1997 will increase significantly over fiscal 1996.

    GROSS PROFIT

    Gross profit as a percent of net sales increased to 42% in fiscal 1996 from 34% in fiscal 1995. Approximately three-quarters of the improvement in gross profit as a percent of net sales was due to the unit price increases achieved by the Company in fiscal 1996. The balance of the improvement was caused by a decrease in cost of goods sold as a percent of net sales to 58% in fiscal 1996 from 66% in fiscal 1995.

Cost of goods sold as a percent of net sales, after excluding the effect of the unit price increase, decreased to 64% in fiscal 1996 from 66% in fiscal 1995. The primary reason for that decrease was an increase in production throughput at the Company's current manufacturing facility in Matamoros, Mexico. The Company began building penta products inventory in fiscal 1996 in anticipation of the planned closure of that facility and the Company will continue to build penta products inventories until the shutdown. The Company plans to close the current facility in December 1996 in order to upgrade it and move it to a new location in Matamoros. See "-Liquidity and Capital Resources." The Company does not expect the new facility to start commercial production until the Spring 1997. Although the new facility will give the Company the ability to expand into new product lines, it is not expected that changes to existing plant and equipment will result in material increases in manufacturing capacity, operating efficiency or cost savings.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased to 20% of sales revenue in fiscal 1996 from 19% in fiscal 1995. The increase was due in part because of certain performance bonuses paid in fiscal 1996 to executive officers and one other employee. Those bonuses increased to an aggregate of $182,300 in fiscal 1996 from $31,511 in the prior fiscal year. See "Item 6. Executive Compensation."

    The increase was also due to costs incurred for penta environmental testing and plant relocation expenses. According to FIFRA, the environmental statute under which penta is registered for sale in the United States, the Company is obligated to provide the EPA with test data concerning the chemistry and toxicology of penta. Prior to fiscal 1996, the Company capitalized penta testing costs as an intangible asset and amortized them over 15 years. As of the end of fiscal year 1995, the Company had incurred total costs of $418,444. The Company amortized $27,896 in fiscal 1996 and $27,432 in fiscal 1995 of that capitalized testing cost. However, in fiscal 1996 the Company began expensing the additional costs of penta testing as incurred. In that fiscal year, costs of $525,000 were incurred. The Company expects to continue to incur and expense additional costs for penta testing under FIFRA. The Company anticipates that such costs will not exceed an aggregate of approximately $1,000,000 in the next two fiscal years, although there can be no assurance that the actual costs will not exceed current estimates.

    The Company's fiscal 1996 plant relocation expenses resulted from preparation for the Company's move to a new Matamoros manufacturing facility and to move certain operations from Texas to its current Matamoros facility. Those expenses amounted to $341,000 in 1996 versus no comparable expense in fiscal 1995.

    INCOME TAX EXPENSE

    The Company's net provision for federal income taxes was 33% of income before tax in fiscal 1996 and in fiscal 1995. As a percent of net sales, the provision for income taxes (including state taxes) increased to 8% in fiscal 1996 from 5% in fiscal 1995 due to increased gross profit on net sales.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's cash needs are primarily for capital expenditures for maintenance of its property, plant and equipment. The Company believes that its cash flows from operations and available borrowing under its Revolving Credit Facility (hereinafter defined) will be sufficient to fund its anticipated cash requirements in fiscal 1997. In the event that those sources are not sufficient to fund the Company's expenditures, the Company would be required to obtain additional funds.

    The Company's strategy includes expansion through acquisitions. There can be no assurance that the Company will be successful in its ability to identify, consummate and assimilate acquisitions on desirable economic terms. Furthermore, the Company's ability to consummate such acquisitions may be dependent to a certain extent upon obtaining additional financing and there can be no assurance that financing will be available on acceptable terms. No specific acquisitions are currently contemplated.

    As of the end of fiscal 1996 the Company had cash and cash equivalents of $552,550. On August 1, 1996 the Company obtained a working capital line of credit by entering into a Revolving Loan Agreement with SouthTrust Bank of Alabama, National Association (the "Revolving Credit Facility"). The Revolving
Credit Facility replaced the Company's previous loan agreement.   Under the
Revolving Credit Facility, the Company may borrow up to the lesser of $2,500,000 or its borrowing base (as defined therein). As of August 31, 1996, the Company's borrowing base under its Revolving Credit Facility for working capital purposes was approximately $2,000,000.

    Net cash provided by operations in fiscal 1996 was $2,388,155 as compared with $1,221,404 in fiscal 1995. That increase in net cash flow was due to a $1,177,469 increase in net income in fiscal 1996 as compared with fiscal 1995. Trade accounts receivable from operations decreased by $72,957 in fiscal 1996 as the Company improved its management of customer credit risk and payment terms. In fiscal 1995, the Company's trade accounts receivable increased by $598,272 because of penta products price increases implemented in the United States beginning in January 1995. Accounts payable in fiscal 1996 increased $199,593 due to the creosote volume sales increase in that year. Inventories grew by $864,990 (68%) during fiscal 1996. The growth of inventories was almost entirely the result of the Company's preparation for the closing of the Matamoros facility. Inventories of penta products are being built to adequately support customer demand until commercial production of penta begins at the new facility in the Spring of 1997.

    The Company's investing activities consist primarily of capital expenditures to upgrade the efficiency of the existing Matamoros facility, to acquire the new Matamoros site where the current facility will be moved and other initial relocation expenditures. In addition, the Company incurred capital expenditures to relocate certain manufacturing operations from Texas to the Matamoros facility. Additions to property, plant and equipment were $824,212 in fiscal 1996 and $210,586 in fiscal 1995. The Company anticipates that it will incur approximately $1,000,000 in fiscal 1997 for all its capital expenditures, including expenditures for the relocation of the Matamoros facility. The Company believes that cash from operations will be sufficient to pay for those expenditures.

    The Company's capital expenditures and operating expenses for environmental matters, excluding FIFRA testing and data submission costs, were approximately $240,000 in each of fiscal 1996 and 1995. The Company incurred additional expenses of approximately $552,896 and $27,432 for FIFRA testing costs in fiscal 1996 and 1995, respectively. The Company estimates that additional FIFRA testing expenses will not exceed approximately $1,000,000 through fiscal 1998. Since environmental laws have traditionally become increasingly stringent, costs and expenses relating to environmental control and compliance may increase in the future. While the Company does not believe that the cost of compliance with existing or future environmental laws and regulations will have a material adverse effect on its business, financial condition or results of operations, there can be no assurance that costs of compliance will not exceed current estimates.

    In connection with the planned move of the Matamoros facility, the Company is obligated to clean the current Matamoros site of any environmental contamination. In addition, the Company conducts periodic ground water sampling at its facility in Tuscaloosa, Alabama as required by the Alabama Department of the Environmental Management ("ADEM"). A 1991 sampling revealed the presence of penta contamination and more recent sampling continues to show some contamination, although in lesser amounts. ADEM has not required any additional response at this time. The Company does not believe that costs for environmental investigation and remediation at either facility will materially impact liquidity or have a material adverse effect on the Company's business, financial condition or results of operations, although there can be no assurances to this effect.

    The Company's financing activities are primarily composed of net payments under its working capital line of credit of $921,184 in fiscal year 1996 and $823,465 in fiscal year 1995. The Company declared and paid dividends of $124,995 in August 1996 and $99,996 in August 1995.

ITEM 3.  DESCRIPTION OF PROPERTY

    Set forth below is information with respect to certain of the Company's properties.

                                                                   LEASE
                                        APPROXIMATE     OWNED/   EXPIRATION
LOCATION                PRIMARY USE        SIZE         LEASE       DATE
--------                -----------     -----------     ------   ----------
Houston, Texas          Corporate       8,500 square    Leased   October 31,
                        Office              feet                     1997

Matamoros, Mexico       Manufacturing   47,000 square   Leased    Month to
                                             feet                   month

Tuscaloosa, Alabama     Processing      1.5 acres       Leased    Month to
                        Distribution                                month

    The Company believes that all of these properties are adequately insured, in good condition and suitable for their anticipated future use. However, the Company is currently constructing a new manufacturing facility in Matamoros, Mexico on approximately seven acres owned by PPSA. The new facility will replace the existing facility, which will be closed and certain of its equipment will be moved to the new facility. The Company anticipates that production at the existing facility will cease in December 1996 and that the new facility will begin commercial production in the Spring of 1997.

    The Company believes that if the leases for any of its facilities were not renewed or were terminated, other suitable facilities could be leased or purchased.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information as of November 27, 1996 with regard to the beneficial ownership of Common Stock by (i) each person known to the Company to be the beneficial owner of 5% or more of its outstanding Common Stock, (ii) the officers and directors of the Company individually and (iii) the officers and directors of the Company as a group. All addresses are in care of the Company, 10611 Harwin Drive, Suite 402, Houston, Texas 77036.


                                              NUMBER OF
     NAME                                     SHARES OWNED     PERCENT
     ----                                     ------------     -------
     David L. Hatcher.....................     5,078,003          72
     Bobby D. Godfrey (1).................       780,997          11
     Fred C. Leonard III (2)..............       651,000           9
     George W. Gilman (3).................       172,238           2
     Charles M. Neff, Jr. ................            --          --
     Thomas H. Mitchell (4)...............            --          --
     Directors and executive officers as a
     group (6 persons)....................     6,682,238          96

    (1) Mr. Godfrey granted to Valves Incorporated of Texas, Inc. a right of first refusal to purchase the 780,997 shares of Common Stock owned by Mr. Godfrey. Mr. Leonard is an officer and a principal shareholder of that corporation and therefore may be deemed, under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of that right of first refusal.

    (2) Mr. Leonard is an officer and a principal shareholder of Valves Incorporated of Texas, Inc. and therefore may be deemed, under the Exchange Act, the beneficial owner of the 651,000 shares of Common Stock owned by that corporation.

    (3) Mr. Gilman is an employee of Gilman Financial Corporation and the father of Jeffrey L. Gilman, an officer, director and principal shareholder of Gilman Financial Corporation. Mr. Gilman may therefore be deemed, under the Exchange Act, the beneficial owner of 34,543 shares of Common Stock owned by that corporation. In addition, Gilman Financial Corporation or persons selected by it will receive 137,695 shares to be issued by the Company pursuant to the GFC Consulting Agreement (hereinafter defined). See "Item 7. Certain Relationships and Related Transactions." Mr. Gilman disclaims any beneficial ownership in the shares of Common Stock owned by Gilman Financial Corporation.

    (4) Pursuant to the Company's Stock Option Plan (hereinafter defined) on October 17, 1996, the Company granted Mr. Mitchell a non-qualified stock option to purchase 43,671 shares of Common Stock. The option is not exercisable within six months. See "Item 6. Executive Compensation."

    Mr. Hatcher is the owner of approximately 72% of the outstanding shares of the Common Stock and as such he is able to elect the Board of Directors and determine the outcome of other matters requiring shareholder action without the concurrence of any other shareholder.

ITEM 5.  MANAGEMENT

    Set forth below is certain information regarding the directors, executive officers and significant employees of the Company. Each of the directors of the Company will serve until the next annual meeting of shareholders or until his successor is elected and qualified. Executive officers of the Company are elected by the Board of Directors to hold office until their respective successors are elected and qualified.

       NAME                      AGE   POSITION(S)
       ----                      ---   -----------

       David L. Hatcher........  53    President and Director
       Bobby D. Godfrey........  57    Vice President and Director
       Charles M. Neff, Jr. ...  50    Director and Treasurer (KMG only)
       Fred C. Leonard III.....  51    Secretary and Director
       George W. Gilman........  54    Director
       Thomas H. Mitchell......  52    Vice President (KMG only)
       Jack Vernie.............  52    Controller

    Set forth below is a description of the backgrounds of the directors, executive officers and significant employees of the Company and KMG.

    DAVID L. HATCHER has served as a director and President of the Company since its acquisition of KMG in October 1996. Mr. Hatcher has also served as a director and President of KMG since 1985. Mr. Hatcher has worked in the wood treating industry since 1980 for predecessors and affiliates of KMG in various capacities, including engineer, general manager and President. Mr. Hatcher is also an officer and director of PPSA, KMG's subsidiary.

    BOBBY D. GODFREY has served as a director and Vice President of the Company since its acquisition of KMG in October 1996. Mr. Godfrey has also served as a director and Vice President of KMG since 1985.

    CHARLES M. NEFF, JR. has served as a director of the Company since its acquisition of KMG in October 1996. Mr. Neff has also served as a director of KMG since 1991 and as Treasurer since 1993. Mr. Neff has served as the Chief Executive Officer and President of Houston National Bank, N.A. since 1988.

    FRED C. LEONARD III has served as a director and Secretary of the Company since its acquisition of KMG in October 1996. Mr. Leonard has also served as a director of KMG since 1992 and as Secretary since 1993. Mr. Leonard has served as the Chairman of the Board, Chief Executive Officer and President of Valves Incorporated of Texas, Inc., a manufacturing company located in Houston, Texas since 1972. Mr. Leonard also currently serves as the Chairman of the Board and Treasurer of Agrimpex, Inc., a company that acts as a manufacturers' representative promoting sales of equipment and services in Turkey, and as Secretary of North Star Tours, Inc., a travel agency specializing in tours to Turkey.

    GEORGE W. GILMAN has served as a director of the Company since its acquisition of KMG in October 1996 and has also served as a director of KMG since 1995. Mr. Gilman has served as the Chief Executive Officer, President and as a director of Commerce Securities Corporation, a National Association of Securities Dealers, Inc. member firm, since 1982 and has practiced law with the law firm of George Gilman, P.C. since 1986.

    THOMAS H. MITCHELL has served as Vice President of KMG since 1994. Mr. Mitchell has been employed by KMG since 1988 in various capacities, including general sales manager.

    JACK VERNIE has served as Controller of the Company since its acquisition of KMG in October 1996. Mr. Vernie has also served as Controller of KMG since 1994. Prior to his employment with KMG, Mr. Vernie served as Controller of Golden West Refining Company, a petroleum refining company located in Santa Fe Springs, California, from 1983 to 1993.

    The Company is dependent to a significant extent upon the efforts and ability of Mr. Hatcher and its other executive officers and key personnel to manage the Company's business and operations. The loss of the services of Mr. Hatcher, the Company's other executive officers and key personnel could have a material adverse effect upon the business, financial condition and results of operations of the Company. None of the executive officers currently have an employment agreement with the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has two committees, an Audit Committee and a Compensation Committee, each composed of at least two independent directors. The Audit Committee, composed of Messrs. Leonard, Neff and Gilman, makes recommendations to the Board of Directors regarding the independent public accountants of the Company and the annual audit of the Company's financial statements and accounts. The Compensation Commitee, composed of Messrs. Leonard, Neff and Hatcher, makes recommendations to the Board of Directors regarding compensation for the Company's executive officers, directors, employees and agents.


ITEM 6.  EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

    The following table sets forth the cash and non-cash compensation paid by the Company to its chief executive officer and its two other most highly compensated executive officers for the fiscal years ended July 31, 1996, 1995 and 1994. None of the Company's other officers or directors received cash or non-cash compensation in excess of $100,000 for the fiscal year ended July 31, 1996.

                        SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                      COMPENSATION
                                              ANNUAL COMPENSATION        AWARDS
NAME AND                                     ----------------------    ----------       ALL OTHER
PRINCIPAL POSITION           YEAR            SALARY           BONUS    OPTIONS(1)     COMPENSATION(2)
------------------           ----            ------           ----     ----------     ---------------
David L. Hatcher............ 1996           $274,733        $122,000                    $42,673
President                    1995            273,435          22,000                     44,041
                             1994            245,943               0                     51,699

Bobby D. Godfrey............ 1998             88,899          12,100                     16,726
Vice President               1995             82,328               0                     17,594
                             1994             85,123           3,000                     20,922

Thomas H. Mitchell,......... 1996             91,596          21,100                      4,790
Vice President (KMG only)    1995             84,200           9,511                      3,400
                             1994             79,200          11,500       86             2,400

    (1) On July 31, 1994, KMG granted to Mr. Mitchell an option to purchase 86 shares of its common stock. The option was to become fully vested on July 31, 1997 at an exercise price of $109.93 per share. In connection with the transactions contemplated by the Stock Exchange Agreement, the option was canceled and a new nonqualified option was granted on October 17, 1996 under the Stock Option Plan with respect to 43,671 shares of Common Stock. The new option will become fully vested on July 31, 1997 at an exercise price of $.216 per share.

    (2) Includes payments made by the Company under its 401(k) Profit Sharing Plan and, for David L. Hatcher and Bobby D. Godfrey, the economic benefit of premiums paid by the Company under certain split dollar life insurance agreements. In fiscal 1996, the economic benefit of the split dollar agreements was $38,813 for Mr. Hatcher and $14,519 for Mr. Godfrey, respectively.


STOCK OPTION PLAN

    The Company's 1996 Stock Option Plan (the "Stock Option Plan") was adopted on October 15, 1996 in order to encourage ownership of Common Stock by certain of the Company's directors, consultants and key employees and thus to create in them an increased interest in and a greater concern for the welfare of the Company. The Company has reserved 700,000 shares of Common Stock for issuance under the Stock Option Plan pursuant to the exercise of options. Unless extended or earlier terminated, the Stock Option Plan will terminate on August 31, 2007.

    The Stock Option Plan provides for the grant of "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options. The Stock Option Plan will be administered either by the Board of Directors or by a committee of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act. Subject to the terms of the Stock Option Plan, the Board of Directors or the committee has the authority to grant options under the Stock Option Plan, to amend, construe and interpret it, and to make all other determinations and take any and all actions necessary or advisable for its administration. The directors, consultants and key employees of the Company or any subsidiary or parent corporation are eligible to receive options under the Stock Option Plan, but only salaried employees of the Company or its subsidiaries or parent are eligible to receive incentive stock options.

         Options will be exercisable during the period specified in each option agreement and will be exercisable in accordance with a vesting schedule to be designated by the Board of Directors or the committee. Any option agreement may provide that options will become immediately exercisable in the event of a change or threatened change in control of the Company and in the event of certain mergers and reorganizations of the Company. Options may be subject to early termination within a designated period following the optionee's cessation of service with the Company.

         As of November 27, 1996, an option to purchase 43,671 shares of Common Stock had been granted under the Stock Option Plan, no part of which had been exercised or was exercisable.

DIRECTOR COMPENSATION

         Directors who are employees of the Company will not receive additional compensation for serving as directors. Each director, including directors who are employees of the Company, will receive a fee of $300 for attending each meeting of the Board of Directors or any committee of the Board of Directors. Directors will be reimbursed for out-of-pocket expenses incurred in attending meetings and for other expenses incurred in performing in their capacity as directors.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    George W. Gilman, a director of the Company, is an employee of Gilman Financial Corporation ("GFC") and the father of Jeffrey L. Gilman, an officer, director and principal shareholder of GFC. GFC currently owns 34,543 shares of Common Stock and the Company will issue 137,695 additional shares of Common Stock for services rendered pursuant to a Consulting Agreement ("GFC Consulting Agreement") with GFC. Such services include advice regarding the Stock Exchange Agreement and related matters.

         The Company initially advanced $218,000 to David L. Hatcher in fiscal 1992. That indebtedness plus advances in subsequent fiscal years is evidenced by an unsecured promissory note dated July 15, 1994 in the principal amount of $252,984. The promissory note provides for semimonthly payments of $1,000, including interest at 6.5% per year, beginning on January 15, 1995. The amount owing under the promissory note was $260,302 and $267,265 for the fiscal years ended 1996 and 1995, respectively.

         The Company entered into split dollar life insurance agreements in 1991 with David L. Hatcher and Bobby D. Godfrey respecting life insurance policies. At the time the policies were obtained, David B. Hatcher, Jr., the son of David L. Hatcher, was the agent for the insurance company that issued
the policies.   According to the split dollar life insurance agreements, the
Company is obligated to pay the entire premium due on the insurance policies and those payments are treated as advances to the insured. See "Item 6. Executive Compensation." All advances are to be repaid to the Company out of the proceeds of the policy or upon termination of the agreements. Premiums totaling $75,000 were paid by the Company in each of fiscal years 1996 and 1995.

         The Company's 401(k) Profit-Sharing Plan and its employee health insurance plan are also provided to the Company by the insurance company employing David B. Hatcher, Jr. The Company believes that the premiums and other terms of the split dollar insurance policies, the 401(k) Profit Sharing Plan and its employee health insurance plan are comparable to those provided by unrelated insurers.


ITEM 8.   LEGAL PROCEEDINGS

         The Company is a not a party to any legal actions or proceedings that it believes will have a material adverse effect on its business, results of operations or financial position.


ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         There is no public market for securities of the Company and there can be no assurance such a market will develop or, if developed, that it will continue. Purchasers of the Company's securities may, therefore, have difficulty in selling such securities should they desire to do so. In the future, the Company's securities may be quoted on the OTC Bulletin Board maintained by members of the National Association of Securities Dealers, Inc. There is no assurance that the Company will be successful in obtaining a market maker.

         As of November 27, 1996, there were 6,862,474 shares of Common Stock issued and outstanding held by 490 holders of record.

         KMG declared and paid dividends of $124,995 in August 1996 and $99,996 in August 1995. However, the Company anticipates that future earnings will be retained to finance the continuing development of its business. Accordingly, the Company does not anticipate paying dividends on the Common Stock in the foreseeable future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

         Pursuant to the Plan, the Company issued an aggregate of 352,474 shares of Common Stock to certain of its creditors. Such shares were issued in accordance with Rule 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

         On October 15, 1996, the Company issued to three stockholders of KMG an aggregate of 6,510,000 shares of Common Stock in exchange for an aggregate of 12,820 shares of common stock of KMG pursuant to the Stock Exchange Agreement. The Company relied on Section 4(2) of the Securities Act in that such transactions did not involve a public offering and were thus exempt from the registration requirements of the Securities Act. No underwriters were used in connection with the foregoing transaction.

ITEM 11.  DESCRIPTION OF SECURITIES

GENERAL

         The Company's authorized capital stock consists of 40,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock").

COMMON STOCK

         Each share of Common Stock entitles the holder thereof to one vote on all matters on which holders are permitted to vote. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no shareholder has any right to convert Common Stock into other securities. No shares of Common Stock are subject to redemption or to any sinking fund provisions. All of the outstanding shares of Common Stock are fully paid and nonassessable.

         Subject to rights of holders of Preferred Stock, if any, the holders of shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and, upon liquidation, to a pro rata share in any distribution to shareholders. The Company does not anticipate declaring or paying any cash dividends on the Common Stock in the foreseeable future.

PREFERRED STOCK

         Pursuant to the Company's Amended and Restated Articles of Incorporation, the Board of Directors has the authority, without further shareholder approval, to provide for the issuance of up to 1,000,000 shares of Preferred Stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. No shares of Preferred Stock are currently outstanding. Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company.

CERTAIN OTHER MATTERS

         Certain provisions of Texas law, the Amended and Restated Articles of Incorporation and the Bylaws of the Company are intended to enhance the likelihood of continuity and stability in the Board of Directors of the Company and its policies, but might have the effect of delaying or preventing a change in control of the Company and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interest of the shareholders of the Company.

         LIMITATION ON PERSONAL LIABILITY OF DIRECTORS

         Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act (the "Miscellaneous Laws") authorizes corporations to include a provision in their articles of incorporation limiting or eliminating the personal liability of directors to corporations or its shareholders for monetary damages for an act or omission in the director's capacity as a director. The Amended and Restated Articles of Incorporation limit the liability of directors to the fullest extent permitted by the Miscellaneous Laws. Specifically, directors of the Company shall not be liable except for (a) a breach of the director's duty of loyalty to the Company or its shareholders;
(b) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or an act or omission that involves intentional misconduct or a knowing violation of the law; (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or
(d) an act or omission for which the liability of the director is expressly provided by an applicable statute. The inclusion of this provision in the Amended and Restated Articles of Incorporation, may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its shareholders.

         BYLAW PROVISIONS AND AMENDMENT OF BYLAWS

         The Board of Directors of the Company, acting by a majority of directors then in office, may fill any vacancy or newly created directorship, provided that the Board of Directors may not fill more than two such directorships between successive annual meetings of the shareholders. The Bylaws provide that a special meeting of the shareholders may be called only by the President, the Chairman of the Board of Directors, a majority of the Board of Directors or shareholders owning a majority of all shares entitled to vote at the meeting. The Amended and Restated Articles of Incorporation provide that the Board of Directors has the exclusive power to adopt, alter, amend or repeal the Bylaws.

TRANSFER AGENT

         The Company's transfer agent is Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article 2.01-1 of the Texas Business Corporation Act (the "TBCA") provides that a corporation may indemnify any director or officer who was, is or is threatened to be made a named defendant or respondent in a proceeding because he is or was a director or officer, provided that the director or officer (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity, that his conduct was in the corporation's best interests or (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Subject to certain exceptions, a director or officer may not be indemnified if the person is found liable to the corporation or if the person is found liable on the basis that he improperly received a personal benefit. Under Texas law, reasonable expenses incurred by a director or officer may be paid or reimbursed by the corporation in advance of a final disposition of the proceeding after the corporation receives a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and a written undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to indemnification by the corporation. Texas law requires a corporation to indemnify an officer or director against reasonable expenses incurred in connection with a proceeding in which he is named a defendant or respondent because he is or was a director or officer if he is wholly successful in defense of the proceeding.

         The Company's Bylaws also provide for indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted under the TBCA.

         Texas law permits a corporation to purchase and maintain insurance or another arrangement on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under Article 2.02-1 of the TBCA. The Company intends to purchase directors' and officers' liability insurance policies to cover certain liabilities of directors and officers arising out of claims based on certain acts or omissions by them in their capacity as directors or officers.

         The above discussion of the TBCA and the Bylaws is not intended to be exhaustive and is qualified in its entirety by such statute and Bylaws, respectively.

ITEM 13.  FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

         CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

         25        Independent Auditors' Report
         26        Balance Sheets as of July 31, 1996 and 1995
         27        Statements of Income for the Years Ended July 31, 1996 and
                   1995
         28        Statements of Stockholders' Equity for the Years Ended July
                   31, 1996 and 1995
         29        Statements of Cash Flows for the Years Ended July 31, 1996
                   and 1995
         30-36     Notes to Financial Statements

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
    KMG-Bernuth, Inc.


We have audited the accompanying consolidated balance sheets of KMG-Bernuth, Inc. (a Delaware Corporation) and subsidiaries (the "Company") as of July 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KMG-Bernuth, Inc. and subsidiaries at July 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP


Houston, Texas
September 20, 1996

KMG-BERNUTH, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS,
JULY 31, 1996 AND 1995
------------------------------------------------------------------------------

ASSETS                                                               1996         1995
CURRENT ASSETS:
  Cash and cash equivalents                                       $  552,550   $   70,232
  Investment                                                          89,040       89,040
  Accounts receivable:
    Trade                                                          2,212,942    2,285,899
    Other                                                            134,836       74,644
  Note receivable - current                                            7,200       14,831
  Inventories                                                      2,129,790    1,264,800
  Prepaid expenses and other assets                                   66,103       68,238
  Deferred income tax asset                                          110,813       68,450
                                                                  ----------   ----------

          Total current assets                                     5,303,274    3,936,134

PROPERTY, PLANT AND EQUIPMENT - Net of accumulated depreciation    1,210,915      730,103

NOTE RECEIVABLE, Less current portion                                253,102      264,644

OTHER ASSETS                                                         938,443      974,726
                                                                  ----------   ----------

TOTAL                                                             $7,705,734   $5,905,607
                                                                  ----------   ----------
                                                                  ----------   ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                $1,505,733   $1,306,140
  Accrued liabilities                                                912,310      531,295
  Notes payable                                                       14,944       29,978
  Income taxes payable                                                80,175      330,243
                                                                  ----------   ----------

          Total current liabilities                                2,513,162    2,197,656

LONG-TERM DEBT                                                                    921,184

DEFERRED INCOME TAX LIABILITY                                        106,178      233,801
                                                                  ----------   ----------

          Total liabilities                                        2,619,340    3,352,641
                                                                  ----------   ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 500,000 shares authorized,
   12,820 shares issued and outstanding                                  128          128
  Additional paid-in capital                                       1,254,311    1,254,311
  Retained earnings                                                3,831,955    1,298,527
                                                                  ----------   ----------

          Total stockholders' equity                               5,086,394    2,552,966
                                                                  ----------   ----------

TOTAL                                                             $7,705,734   $5,905,607
                                                                  ----------   ----------
                                                                  ----------   ----------


See notes to consolidated financial statements.

KMG-BERNUTH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JULY 31, 1996 AND 1995
-------------------------------------------------------------------------------

                                                   1996            1995

NET SALES                                      $19,801,927     $16,401,205

COST OF SALES                                   11,529,603      10,876,962
                                               -----------     -----------

          Gross profit                           8,272,324       5,524,243

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES     4,033,638       3,060,460
                                               -----------     -----------

          Operating income                       4,238,686       2,463,783

OTHER INCOME (EXPENSE):
  Interest income                                   38,689          26,031
  Interest expense                                 (30,779)       (190,823)
  Other                                            (89,463)        (41,466)
                                               -----------     -----------

          Total other income (expense)             (81,553)       (206,258)
                                               -----------     -----------

INCOME BEFORE INCOME TAXES                       4,157,133       2,257,525

PROVISION FOR INCOME TAXES                      (1,523,709)       (801,570)
                                               -----------     -----------

NET INCOME                                     $ 2,633,424     $ 1,455,955
                                               -----------     -----------
                                               -----------     -----------


See notes to consolidated financial statements.

KMG-BERNUTH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JULY 31, 1996 AND 1995
---------------------------------------------------------------------------

                               COMMON STOCK
                              ---------------   ADDITIONAL                  TOTAL
                              SHARES     PAR     PAID-IN      RETAINED   STOCKHOLDERS'
                              ISSUED    VALUE    CAPITAL      EARNINGS      EQUITY
                             -------   ------   ----------   ----------   ----------
BALANCE AT AUGUST 1, 1994    101,500   $1,015   $1,253,424   $  155,453   $1,409,892

   Conversion of stock       (88,680)    (887)         887

   Effect of merger (Note 1)                                   (312,881)    (312,881)

   Net income                                                 1,455,955    1,455,955
                             -------   ------   ----------   ----------   ----------

BALANCE AT JULY 31, 1995      12,820      128    1,254,311    1,298,527    2,552,966

   Dividends                                                    (99,996)     (99,996)

   Net income                                                 2,633,424    2,633,424
                             -------   ------   ----------   ----------   ----------

BALANCE AT JULY 31, 1996      12,820   $  128   $1,254,311   $3,831,955   $5,086,394
                             -------   ------   ----------   ----------   ----------
                             -------   ------   ----------   ----------   ----------

See notes to consolidated financial statements.

KMG-BERNUTH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JULY 31, 1996 AND 1995
-------------------------------------------------------------------------

                                                        1996          1995
                                                     -----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                         $2,633,424   $1,455,955
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                      444,267      369,449
      Loss on sale of equipment                                       166,043
      Deferred income tax benefit                       (142,034)     (98,451)
      Changes in operating assets and liabilities:
         Accounts receivable - trade                      72,957     (598,272)
         Accounts receivable - other                     (60,192)       2,463
         Inventories                                    (864,990)     110,738
         Prepaid expenses and other assets                 2,135     (113,635)
         Accounts payable                                199,593   (1,008,625)
         Accrued liabilities                             381,015      506,218
         Income taxes payable                           (278,020)     329,521
                                                     -----------   ----------

            Net cash provided by operating activities  2,388,155    1,121,404
                                                     -----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property, plant and equipment           (824,212)    (210,586)
   Proceeds from the sale of equipment                                150,000
   Collection of notes receivable                         19,173       10,492
   Additions to investment                                            (50,000)
   Additions to other assets                             (64,584)     (74,997)
                                                     -----------   ----------

            Net cash used in investing activities       (869,623)    (175,091)
                                                     -----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   (Payments) proceeds from notes payable                (15,034)      18,571
   Net payments on line of credit                       (921,184)    (823,465)
   Payment of dividends                                  (99,996)
   Principal payments on borrowings                                  (130,819)
                                                     -----------   ----------

            Net cash used in financing activities     (1,036,214)    (935,713)
                                                     -----------   ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                482,318       10,600

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR            70,232       59,632
                                                     -----------   ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR             $   552,550   $   70,232
                                                     -----------   ----------
                                                     -----------   ----------

SUPPLEMENTAL DISCLOSURES FOR CASH FLOW INFORMATION:
   Cash paid during the year for interest            $    30,779   $  190,823
   Cash paid during the year for income taxes        $ 1,943,763   $  570,500

See notes to consolidated financial statements.

KMG-BERNUTH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JULY 31, 1996 and 1995
-------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    KMG-Bernuth, Inc. ("KMG" or the "Company") owns 96% of its subsidiary, Products de Preservation, S.A. de C.V. ("PPSA"), a Mexican corporation. On March 31, 1995, the Company merged with its former parent, Harwin Interests, Inc. ("HII"), with HII ceasing to exist. HII's principal asset was its investment in the Company. This transaction has been accounted for at historical cost in a manner similar to a pooling-of-interests, with the Company assuming the $312,881 net tax liabilities of its previous parent.

    KMG is involved in the manufacture and distribution of wood treatment products. KMG and its subsidiary, PPSA, operate a pentachlorophenol ("penta") production plant. The penta plant began operations in March 1986 and has operated as a maquiladora in Matamoros, Mexico since that date.

    A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

    PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of KMG, PPSA and a wholly-owned inactive subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

    CASH AND CASH EQUIVALENTS - The Company considers all investments with original maturities of three months or less to be cash equivalents.

    INVENTORIES - Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

    PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost. Major renewals and betterments are capitalized. Repairs and maintenance costs are expensed as incurred.

    Depreciation is principally computed on a straight-line method over the estimated useful lives of the assets. Depreciation expense was $272,639 and $279,370 in 1996 and 1995, respectively. The estimated useful lives of classes of assets are:

                ASSET DESCRIPTION              LIFE (YEARS)

         Leasehold improvements                   5 to 8
         Office and laboratory equipment          5
         Plant and production equipment           5 to 10
         Transportation equipment                 3

    INCOME TAXES - Deferred income taxes are provided on the temporary differences between financial and taxable income. These differences result principally from computing depreciation and amortization using different methods for tax and financial reporting purposes.

    USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and debt approximate fair value because of the relatively short maturity of these instruments. It was not practicable to estimate the fair value of the Company's investment since it is in a untraded closely-held entity. The notes receivable, including the current portion, are of a related party nature and it is not practicable to estimate the fair value.

    CONCENTRATIONS OF CREDIT RISKS - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. With respect to accounts receivable, such receivables are primarily from wood treating manufacturers located worldwide. The Company extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is dependent on each customer's financial condition.

    RECLASSIFICATIONS - Certain prior year balances have been reclassed to conform to the current year's presentation.

2.  INVENTORIES

    Inventories are summarized as follows:
                                                      1996           1995

         Chemical raw materials and supplies      $   195,565    $   117,137
         Finished chemical products                 1,934,225      1,147,663
                                                  -----------    -----------
         Total                                    $ 2,129,790    $ 1,264,800
                                                  -----------    -----------
                                                  -----------    -----------

3.  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment and related accumulated depreciation are summarized as follows:
                                                      1996           1995

         Plant and production equipment           $ 2,321,727    $ 2,018,427
         Transportation equipment                     191,025        244,041
         Office and laboratory equipment              171,835        226,778
         Leasehold improvements                       338,404        418,065
         Construction in progress (see Note 8)        427,958
                                                  -----------    -----------
                                                    3,450,949      2,907,311
         Less accumulated depreciation             (2,240,034)    (2,177,208)
                                                  -----------    -----------
         Total                                    $ 1,210,915    $   730,103
                                                  -----------    -----------
                                                  -----------    -----------

4.  FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

    Monetary assets and liabilities are translated to U.S. dollars at current rates and certain assets (notably plant and production equipment) are translated at historical rates. Income and expense items for PPSA are translated at average monthly rates of exchange except for depreciation and amortization expense. All gains and losses from currency translation for PPSA are included in operations. Foreign currency translation resulted in an aggregate exchange gain of $20,666 and $62,270 in 1996 and 1995, respectively.

5.  INCOME TAXES

    The provision (benefit) for income taxes consists of the following:

                                                      1996           1995

         Current federal provision                 $1,529,059       $827,312
         Current state provision                      136,684         72,709
         Deferred income tax benefit                 (142,034)       (98,451)
                                                   ----------       --------
         Total                                     $1,523,709       $801,570
                                                   ----------       --------
                                                   ----------       --------

    During 1995, the Company utilized approximately $160,000 of net operating loss carryforward to offset current tax expenses. As of July 31, 1995, there was no net operating loss carryforward available to offset future taxable income.

    Deferred income taxes are provided for temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. As of July 31, 1996, deferred income taxes relating to temporary differences consisted of $110,813 of current deferred tax assets and $106,178 of noncurrent deferred tax liabilities. As of July 31, 1995, deferred income taxes relating to temporary differences consisted of $68,450 of current deferred tax assets and $233,801 of noncurrent deferred tax liabilities. No valuation allowance was required as of July 31, 1996 or 1995.

6.  OTHER ASSETS

    Other assets consist of the following:
                                                       1996           1995
         Advances for premiums on employee owned
           life insurance policies (see Note 9)      $354,023       $279,024

         EPA testing costs, net of accumulated
           amortization of $105,041 on July 31,
           1996 and $77,145 on July 31, 1995
           (see Note 8)                               313,403        341,299

         Licensing agreement, net of accumulated
           amortization of $63,452 on July 31,
           1996 and $39,524 on July 31, 1995          256,548        280,476

         Loan costs, net of accumulated
           amortization of $58,097 on
           July 31, 1995                                              48,403

         Other                                         14,469         25,524
                                                     --------       --------
         Total                                       $938,443       $974,726
                                                     --------       --------
                                                     --------       --------

7.  LONG-TERM DEBT

    During 1996, the Company maintained a line of credit with a bank that provided for borrowings of up to $3,500,000. The borrowing base was limited by a formula defined in the agreement based upon the amount of receivables and inventory. Interest payments were due monthly at 1% over the higher of the prime rate or the federal funds rate plus 1/2% with a minimum rate of 6%. The Company had no borrowing outstanding as of July 31, 1996. This agreement was terminated on July 31, 1996.

    Effective August 1, 1996, the Company entered into a new revolving line-of-credit agreement with a different bank that provides for borrowings of up to $2,500,000. The borrowing base under this agreement is limited by a formula defined in the agreement based upon the amount of receivables and inventory. Interest payments will be due monthly at the base rate designated by the bank (8.25% at August 1, 1996). The line of credit is subject to a 1/4% unused line fee. Principal is due on November 30, 1997. The line of credit is secured by the Company's receivables, inventory and general intangibles and is partially guaranteed by the Company's majority stockholder. The loan agreement includes, among other things, restrictions on equity investments and loans made by the Company and requires the maintenance of a minimum fixed charge coverage ratio and minimum net worth requirements.

8.  COMMITMENTS AND CONTINGENCIES

    COMMITMENTS

    OPERATING LEASES - The Company has operating leases for its office and warehouse facilities and certain transportation equipment. At July 31, 1996, the Company was obligated under these leases for the following future minimum lease commitments:

                   YEAR ENDING JULY 31,                   AMOUNT

                        1997                             $150,000
                        1998                              150,000
                        1999                              112,218
                        2000                               65,756
                        2001                                9,670
                        Thereafter
                                                         --------

                        Total                            $487,644
                                                         --------
                                                         --------

    Rent expense relating to the operating leases was $253,713 for the year ended July 31, 1996 and $258,299 for the year ended July 31, 1995.

    MANUFACTURING FACILITY - The Company is in the process of moving its manufacturing facilities to a new location in Matamoros, Mexico. In connection with the move, the Company has entered into various agreements and commitments. The Company estimates that the total costs related to the move will be $1.4 million, and the new plant will be operational by mid-April 1997.

    CONTINGENCIES

    ENVIRONMENTAL - As a manufacturer and supplier of wood treatment products, the Company is subject to a variety of Federal health, safety and environmental laws. The Federal government may implement new laws or regulations which amend or impose restrictions on the sale or use of the Company's raw materials and products. In management's opinion, the Company is currently in compliance with all applicable laws and regulations, and no actions or proceedings against the Company are known to be in process.

    In August 1988, the Environmental Protection Agency ("EPA") issued a comprehensive data call-in notice for test data on all products covered under the Federal Insecticide, Fungicide and Rodenticide Act. This notice required product registrants, including KMG, to perform an extensive series of controlled tests and to provide the EPA with the results.

    To meet the EPA requirements and to mitigate the cost of doing so, KMG joined with another pentachlorophenol manufacturer in the creation of a "penta data task force" in July 1989. To date, this task force has performed the bulk of the EPA mandated tests. The data from these tests are consistent with historical pentachlorophenol test results and, as such, will not, in management's opinion, hinder the re-registration of pentachlorophenol products. Costs incurred by KMG of $418,444 as of July 31, 1996 and 1995 are recorded as intangible assets and are being amortized over 15 years. During 1996, the Company incurred additional costs related to the penta data task force of $525,000 which are included in general and administration expenses.

    Management anticipates that the balance of the required testing will be completed during 1998. Since the EPA has the authority to amend testing protocols and/or to mandate additional tests, future costs to KMG are difficult to quantify. However, management estimates that these future costs will not exceed $1,000,000 and intends to expense these costs as incurred.

    LAWSUITS - The Company is involved in various claims and lawsuits in the normal course of business. Management does not believe that the outcome of any of these matters will have a materially adverse effect on the Company's consolidated financial condition or operations.

9.  RELATED-PARTY TRANSACTIONS

    During 1991, the Company entered into "split-dollar insurance" arrangements with two officers/stockholders. Under these Agreements the Company advances funds for insurance premiums and records these advances as a noncurrent asset. The Company has a security interest in the insurance policies to the extent of the advances made. The security is to be satisfied either from death benefit proceeds or, in the event of termination of the Agreement(s), by reimbursement from the officer(s)/stockholder(s).

    The Company advanced funds to an officer under an unsecured promissory note dated July 15, 1994. The amount is due in semi-monthly installments of $1,000, including interest at 6.5%. As of July 31, 1996 and 1995 $260,302 and $267,265, respectively, was outstanding under this note.

10. EMPLOYEE BENEFIT PLAN

    The Company has a defined contribution 401(k) plan covering substantially all its U.S. employees. The participants may contribute from 3% to 15% of their compensation, and the Company makes matching contributions under this plan equal to 3% of the participants' compensation. Company contributions to the plan totaled $22,000 and $15,000 in fiscal years 1996 and 1995.

11. SIGNIFICANT CUSTOMERS

    The Company had one significant customer in 1996 and 1995 whose sales as a percent of total sales were 9.8% and 10%, respectively.

12. SUBSEQUENT EVENTS (UNAUDITED)

    The Company paid dividends of $124,995 in August 1996.

    On October 15, 1996, pursuant to a stock exchange agreement dated
    September 13, 1996, KMG-B, Inc. (formerly Water Point Manufacturing, Inc.) issued 6,510,000 shares of common stock (approximately 93% of its issued and outstanding common stock) in exchange for all of the outstanding shares of common stock of the Company in a transaction that has been accounted for as a reverse merger. KMG-B, Inc. had no significant assets or liabilities prior to the merger.

    KMG-B, Inc. also adopted the 1996 Stock Option Plan (the "Plan") on
    October 15, 1996 and reserved 700,000 shares of common stock for issuance under the Plan. The Plan provides for the grant of "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options. The Plan will be administered either by the KMG-B, Inc. Board of Directors or by a committee of two or more non-employee directors. Subject to the terms of the Plan, the Board of Directors or the committee has the authority to grant options under the Plan, to amend, construe and interpret it, and to make all other determinations and take any and all actions necessary or advisable for its administration. The directors, consultants and key employees of KMG-B, Inc. or any subsidiary or parent corporation are eligible to receive options under the Plan, but only salaried employees of KMG-B, Inc. or its subsidiaries or parent are eligible to receive incentive stock options.

    Options will be exercisable during the period specified in each option agreement and will be exercisable in accordance with a vesting schedule to be designated by the Board of Directors or the committee. Any option agreement may provide that options will become immediately exercisable in the event of a change or threatened change in control of KMG-B, Inc. and in the event of certain mergers and reorganizations of KMG-B, Inc. Options may be subject to early termination within a designated period following the optionee's cessation of service with KMG-B, Inc.

    As of November 27, 1996, an option to purchase 43,671 shares of common stock had been granted under the Plan. No part of the option was exercised or exercisable.

                                        ******

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

    (a) The financial statements filed as part of this Registration Statement in Item 13 are listed in the Index to Financial Statements contained in such Item.

    (b)  The following documents are filed as exhibits to this Registration
         Statement:

         2.1     First Amended Joint Plan of Reorganization dated September 1,
                 1995, as modified and clarified to date.
         2.2     Stock Exchange Agreement dated September 13, 1996 by and
                 between W.P. Acquisition Corp., Halter Financial Group, Inc.,
                 KMG-Bernuth, Inc. and certain shareholders of KMG-Bernuth, Inc.
         3 (i)   Amended and Restated Articles of Incorporation.
         3 (ii)  Bylaws.
         4.1     Form of Common Stock Certificate.
         10.1    Agency Agreement dated January 1, 1987 by and between Bernuth,
                 Lembcke Co. Inc. and VfT AG.
         10.2    Revolving Loan Agreement dated August 1, 1996 by and between
                 KMG-Bernuth, Inc. and SouthTrust Bank of Alabama, National
                 Association.
         10.3    $2,500,000 Revolving Note dated August 1, 1996 made payable by
                 KMG-Bernuth, Inc. to SouthTrust Bank of Alabama, National
                 Association.
         10.4    1996 Stock Option Plan.
         10.5    Stock Option Agreement dated October 17, 1996 by and between
                 KMG-B, Inc. and Thomas H. Mitchell.
         10.6    Consulting Agreement dated October 15, 1996 by and between the
                 Company and Gilman Financial Corporation.
         10.7    Split Dollar Insurance Agreement dated November 8, 1991 between
                 KMG-Bernuth, Inc. and David L. Hatcher.
         10.8    Split Dollar Insurance Agreement dated December 13, 1991
                 between KMG-Bernuth, Inc. and Bobby D. Godfrey.
         21.1    Subsidiaries of the Company.
         27.1    Financial Data Schedule.

                                  SIGNATURES

    In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


KMG-B, INC.


By: /s/ DAVID L. HATCHER                               Date: December 6, 1996
    ---------------------------
    David L. Hatcher, President